UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Vincerx Pharma, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

92731L106

(CUSIP Number of Common Stock Underlying Class of Securities)

Ahmed M. Hamdy, M.D.

Chief Executive Officer

Vincerx Pharma, Inc.

260 Sheridan Avenue, Suite 400

Palo Alto, California 94306

(650) 800-6676

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Steven M. Przesmicki, Esq.

Cooley LLP

10265 Science Center Drive

San Diego, California 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet – Overview” and “Summary Term Sheet – Questions and Answers” in the Offer to Exchange Eligible Options for New Restricted Stock Units dated August 13, 2024 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

Vincerx Pharma, Inc., a Delaware corporation (the “Company”), is the issuer of the securities subject to the Exchange Offer. The Company’s principal executive offices are located at 260 Sheridan Avenue, Suite 400, Palo Alto, California 94306, and the telephone number of its principal executive offices is (650) 800-6676.

(b) Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to employee and consultant optionholders, subject to specified conditions, to exchange outstanding Eligible Options (as defined below) to purchase shares of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), for new restricted stock units (each, a “New RSU”).

An option will be eligible for exchange (an “Eligible Option”) if it (i) is outstanding as of the date the offer to exchange commences and remains outstanding as of 5:00 p.m. U.S. Pacific Time on Wednesday, September 11, 2024 (unless extended, the “Expiration Time”), (ii) was granted under the Company’s 2020 Stock Incentive Plan, and (iii) is held by an Eligible Holder (as defined in the Exchange Offer). Eligible Options include stock options that were repriced on the date of our Special Meeting of Stockholders on August 12, 2024 (the “Special Meeting”) to have an exercise price per share equal to 100% of the closing price of the Company’s Common Stock on the Nasdaq Capital Market on the date of the Special Meeting. As of August 12, 2024, there were Eligible Options to purchase 7,398,488 shares of Common Stock outstanding.

Pursuant to the Exchange Offer, in exchange for the cancellation of an Eligible Option, the Company will grant a New RSU following the Expiration Time, for the number of shares and subject to the terms and conditions described in the Exchange Offer and in the related accompanying applicable Election Form, attached hereto as Exhibit (a)(1)(C).

The information set forth in the Exchange Offer under “Summary Term Sheet – Overview,” “Summary Term Sheet – Questions and Answers,” and the information set forth under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) and Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum for the Exchange Offer contained in the Exchange Offer (the “Offering Memorandum”) is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Exchange Offer under Section 7 (“Price Range of Our Common Stock”) of the Offering Memorandum is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above and in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

The address of each executive officer and director of the Company is:

Vincerx Pharma, Inc.

260 Sheridan Avenue, Suite 400

Palo Alto, California 94306

The directors and executive officers of the Company as of August 12, 2024 are set forth below:

Executive Officers	Title
Ahmed M. Hamdy, M.D.	Chief Executive Officer and Chairman of the Board

Raquel E. Izumi, Ph.D.	President and Chief Operations Officer

Alexander A. Seelenberger	Chief Financial Officer

Tom C. Thomas	General Counsel and Chief Legal Officer

Directors	Title
Laura I. Bushnell	Director

Brian J. Druker, M. D.	Director

John H. Lee, M.D.	Director

Francisco D. Salva	Director

Ruth E. Stevens, Ph.D.	Director

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Exchange Offer under “Summary Term Sheet – Overview,” “Summary Term Sheet – Questions and Answers,” and the information set forth under Section 1 (“Eligible Holders; Eligible Options; the Proposed Exchange; Expiration and Extension of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”), Section 6 (“Conditions of the Exchange Offer”), Section 8 (“Information Concerning Us; Financial Information”), Section 10 (“Accounting Consequences of the Exchange Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material United States Tax Consequences”), and Section 13 (“Extension of the Exchange Offer; Termination; Amendment”) of the Offering Memorandum is incorporated herein by reference.

(b) Purchases.

The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference. The documents incorporated herein by reference as Exhibit (d)(1) and Exhibit (d)(2) also contain information regarding the subject company.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Grant of New RSUs”) of the Offering Memorandum is incorporated herein by reference.

(c) Plans.

The information set forth in the Exchange Offer under Section 2 (“Purpose of the Exchange Offer; Additional Considerations”) of the Offering Memorandum is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The consideration used in the Exchange Offer will be New RSUs. The information set forth in the Exchange Offer under Section 14 (“Fees and Expenses”) of the Offering Memorandum is incorporated herein by reference.

(b) Conditions.

The information set forth in the Exchange Offer under Section 6 (“Conditions of the Exchange Offer”) of the Offering Memorandum is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in the Exchange Offer under Section 8 (“Information Concerning Us; Financial Information”), and Section 15 (“Additional Information”) of the Offering Memorandum is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)

The information set forth in the Exchange Offer under Section 9 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Securities”) of the Offering Memorandum is incorporated herein by reference.

(2)	The information set forth in the Exchange Offer under Section 11 (“Legal Matters; Regulatory Approvals”) of the Offering Memorandum is incorporated herein by reference.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Exchange Eligible Options for New Restricted Stock Units, dated August 13, 2024

(a)(1)(B)	Form of Email Announcement of Offer to Exchange

(a)(1)(C)	Election Form

(a)(1)(D)	Notice of Withdrawal of Election Form

(a)(1)(E)	Form of Communication to Eligible Holders Participating in the Exchange Offer Confirming Receipt of Election Form

(a)(1)(F)	Form of Communication to Eligible Holders Confirming Receipt of Notice of Withdrawal of Election Form

(a)(1)(G)	Form of Reminder Email to Eligible Holders

(a)(1)(H)	Form of Confirmation Letter to Eligible Holders Participating in the Exchange Confirming Acceptance of Eligible Options

(a)(1)(I)	Form of New RSU Grant Notice and Agreement

(a)(1)(J)	Form of Repricing Notice

(b)	Not applicable

(d)(1)	Vincerx Pharma, Inc. 2020 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (File No. 333-280382) filed on June 21, 2024).

(d)(2)	Forms of Stock Option Agreement, Notice of Exercise, and Stock Option Grant Notice under the Vincerx Pharma, Inc. 2020 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 (File No. 333-252589) filed on January 29, 2021).

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Vincerx Pharma, Inc.

By:	/s/ Ahmed M. Hamdy, M.D.
Ahmed M. Hamdy, M.D.
Chief Executive Officer

Dated: August 13, 2024